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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------

                          CYPRESS COMMUNICATIONS, INC.
                       (Name of Subject Company (Issuer))

                            CYPRESS MERGER SUB, INC.
                               U.S. REALTEL, INC.
                      (Names of Filing Persons (Offerors))

                                ---------------

   COMMON STOCK, PAR VALUE
       $.001 PER SHARE
(including the associated rights
   to purchase preferred stock)                           232743203
---------------------------------               ---------------------------
 (Title of Class of Securities)                       (CUSIP Number of
                                                     Class of Securities)

                                ---------------

                               CHARLES B. MCNAMEE
                             CHIEF EXECUTIVE OFFICER
                            CYPRESS MERGER SUB, INC.
                         ONE FINANCIAL PLAZA, SUITE 1101
                          FT. LAUDERDALE, FLORIDA 33394
                            TELEPHONE: (954) 462-0449
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   Copies to:
                              MARLON F. STARR, ESQ.
                         SMITH, GAMBRELL & RUSSELL, LLP
                            SUITE 3100, PROMENADE II
                           1230 PEACHTREE STREET, N.E.
                           ATLANTA, GEORGIA 30309-3592
                                 (404) 815-3500

                                ---------------

                            CALCULATION OF FILING FEE

====================================================================================================================
                  TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE*
--------------------------------------------------------------------------------------------------------------------
                       $17,383,600                                                 $1,599.29
====================================================================================================================

* For the purpose of calculating the filing fee only, this amount is based on the purchase of 4,925,768 shares of common stock of Cypress Communications, Inc. at the tender offer price of $3.50 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:...Not applicable.    Filing party:..Not applicable.

     Form or Registration No.:.Not applicable.    Date Filed:....Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  Third-party tender offer subject to Rule 14d-1.
[ ]  Going-private transaction subject to Rule 13e-3.
[ ]  Issuer tender offer subject to Rule 13e-4.
[ ]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

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

         This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Cypress Merger Sub, Inc., a Delaware corporation ("Purchaser") and U.S. RealTel, Inc., a Delaware corporation ("Parent"). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of Cypress Communications, Inc., a Delaware corporation ("Cypress"), including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and, together with the Common Stock, the "Shares") at a purchase price of $3.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 18, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. The exhibits identified in Item 12 and attached hereto are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 10.    FINANCIAL STATEMENTS.

            Not applicable.

ITEM 12.    EXHIBITS.

(a)(1)(i)   Offer to Purchase, dated January 22, 2002.*

(a)(1)(ii)  Form of Letter of Transmittal.*

(a)(1)(iii) Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)   Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
            Other Nominees.*

(a)(1)(vi)  Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(i)   Joint Press Release issued by Parent and Cypress on January 10, 2002.

(a)(5)(ii)  Form of Summary Advertisement as published in the New York Times on January 22, 2002.

(a)(5)(iii) Press Release issued by Parent on January 22, 2002.

(b)         Commitment Letter, dated as of January 18, 2002, between the Oliver Estate and Parent.

(d)(i)      Agreement and Plan of Merger, dated as of January 10, 2002, among Parent, Purchaser and Cypress
            (the "Merger Agreement").

(d)(ii)     Amendment No. 1 to the Merger Agreement, dated January 17, 2002.

(d)(iii)    Shareholders' Agreement, dated as of January 10, 2002, among Parent, Purchaser and the shareholders named therein.

(g)         None.

(h)         None.

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*   Included in mailing to shareholders.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

            Not applicable.

         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 22, 2002

                                       CYPRESS MERGER SUB, INC.



                                       By: /s/ Charles B. McNamee
                                          --------------------------------------
                                          Name:  Charles B. McNamee
                                          Title: Chief Executive Officer



                                       U.S. REALTEL, INC.



                                       By: /s/ Perry H. Ruda
                                          --------------------------------------
                                          Name:  Perry H. Ruda
                                          Title: Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT NO.
-----------
(a)(1)(i)     Offer to Purchase, dated January 22, 2002.*

(a)(1)(ii)    Form of Letter of Transmittal.*

(a)(1)(iii)   Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)     Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
              Other Nominees.*

(a)(1)(vi)    Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(i)     Joint Press Release issued by Parent and Cypress on January 10, 2002.

(a)(5)(ii)    Form of Summary Advertisement as published in the New York Times on January 22, 2002.

(a)(5)(iii)   Press Release issued by Parent on January 22, 2002.

(b)           Commitment Letter, dated as of January 18, 2002, between the Oliver Estate and Parent.

(d)(i)        Agreement and Plan of Merger, dated as of January 10, 2002, among Parent, Purchaser and Cypress
              (the "Merger Agreement").

(d)(ii)       Amendment No. 1 to the Merger Agreement, dated January 17, 2002.

(d)(iii)      Shareholders' Agreement, dated as of January 10, 2002, among Parent, Purchaser and the shareholders named therein.

(g)           None.

(h)           None.

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*     Included in mailing to shareholders.